AUG 2 2 2002

1086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

02052551

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

PROCESSED

AUG 2 6 2002

THOMSON
FINANCIAL

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor
138 Texaco Road
Tsuen Wan, New Territories
Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

This report contains information in connection with a change in the Registrant's certifying accountants, and is being made pursuant to Section 4.8 of the Indenture, dated as of October 29, 1999, by and between ASAT (Finance) LLC, a Delaware limited liability company, ASAT Holdings Limited and its subsidiaries referred to therein as guarantors, and The Chase Manhattan Bank, as trustee.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

On July 5, 2002, the Board of Directors approved the recommendation by the Audit Committee of the Board of Directors to engage PricewaterhouseCoopers as the independent auditors for ASAT Holdings Limited. PricewaterhouseCoopers was retained as it is the successor firm to Arthur Andersen & Co Hong Kong which merged with PricewaterhouseCoopers Hong Kong after July 1, 2002.

The reports of Arthur Andersen & Co on the financial statements of ASAT Holdings Limited for the fiscal year ended April 30, 2001 (since the appointment of AA & Co as auditors on August 1, 2000) and the fiscal year ended April 30, 2002 contained no adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended April 30, 2001, and April 30, 2002, (i) there were no disagreements with Arthur Andersen & Co on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which if not resolved to its satisfaction would have caused Arthur Andersen & Co to make reference in its report to the subject matter of the disagreement, and (ii) Arthur Andersen & Co has not advised the registrant of any reportable events as defined in paragraphs (A) through (D) of Regulation S-K Item 304(a)(1)(v). A letter from Arthur Andersen & Co is attached as Exhibit 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT Holdings Limited

By: ______________________

Name: J. Stanley Baumgartner, Jr.

Title: Chief Financial Officer

Date: August 22, 2002

EXHIBIT 1

ANDERSEN
安達信

Arthur Andersen & Co
21st Floor Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
Tel 852 2852 0222
Fax 852 2815 0548

June 30, 2002

Office of the Chief Accountant
SECPS Letter File
Mail Stop 11-3
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Dear Sirs:

We have read the comments under the heading "Changes in Registrant's Certifying Accountants" in the Form 6-K of ASAT Holdings Limited to be filed with the Securities and Exchange Commission on or about August 21, 2002 and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen & Co